HBOS plc

RECEIVED

2008 DEC -2 A 4:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 November 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20[redacted]
United States of America

Your Ref: 82/5222

Exemption

08006082

SUPPL

Dear Sir

<u>HBOS plc filings pursuant to Rule 12g3-2(b)</u>

I note below documents either sent to shareholders or made available to the public during the period **01 October 2008 to 31 October 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.10.01	Rule 8.1 – HBOS plc
2008.10.01	Rule 8.1 – Lloyds TSB Group plc
2008.10.01	Rule 8.3 – BHP Billiton plc
2008.10.01	Rule 8.3 – Rio Tinto plc
2008.10.01	Rule 8.3 – British Energy Group plc
2008.10.01	Rule 8.3 – Inspired Gaming Group plc
2008.10.01	Rule 8.3 – Imperial Energy Corporation plc
2008.10.01	Rule 8.3 – Centrica plc
2008.10.01	Director/PDMR Shareholding
2008.10.02	Rule 8.1 – HBOS plc
2008.10.02	Rule 8.3 – Rio Tinto plc
2008.10.03	Publication of EMTN Programme Supp. Prospectus
2008.10.03	Publication of EMTN Programme Supp. Prospectus
2008.10.03	Publication of US MTN Programme Supp. Prospectus
2008.10.03	Publication of SHCB Programme Supp. Prospectus
2008.10.03	Rule 8.3 – Rio Tinto plc
2008.10.03	Rule 8.3 – Imperial Energy Corporation plc
2008.10.03	Rule 8.3 – Centrica plc
2008.10.03	Rule 8.3 – BHP Billiton plc
2008.10.03	Rule 8.3 – British Energy Group plc
2008.10.03	Rule 8.1 – Lloyds TSB Group plc Replacement
2008.10.06	Additional Listing re Capitalisation Issue
2008.10.06	Rule 2.10 Announcement

PROCESSED
DEC 03 2008
THOMSON REUTERS

2008.10.06	Rule 8.1 – Lloyds TSB Group plc
2008.10.06	Rule 8.1 – HBOS plc
2008.10.06	Rule 8.3 – Centrica plc
2008.10.06	Rule 8.3 – BHP Billiton plc
2008.10.07	Rule 8.3 – Centrica plc
2008.10.07	Rule 8.3 – Rio Tinto plc
2008.10.07	Rule 8.1 – Lloyds TSB Group plc
2008.10.07	Rule 8.3 – BHP Billiton plc
2008.10.07	Rule 8.3 – Imperial Energy Corporation plc
2008.10.07	Director/PDMR Shareholding
2008.10.07	Director/PDMR Shareholding
2008.10.07	Rule 8.1 – HBOS plc
2008.10.08	HBOS Disposal
2008.10.08	Rule 8.1 – Lloyds TSB Group plc
2008.10.08	Rule 8.1 – HBOS plc
2008.10.08	Rule 8.3 – Centrica plc
2008.10.08	Rule 8.3 – BHP Billiton plc
2008.10.08	Rule 8.3 – British Energy Group plc
2008.10.08	Rule 8.3 – Rio Tinto plc
2008.10.09	Halifax House Price Index – September 2008
2008.10.09	Rule 8.1 – Lloyds TSB Group plc
2008.10.09	Rule 8.3 – Centrica plc
2008.10.09	Rule 8.3 – British Energy Group plc
2008.10.09	Rule 8.3 – Rio Tinto plc
2008.10.09	Rule 8.3 – BHP Billiton plc
2008.10.10	Rule 8.1 – HBOS plc
2008.10.10	Rule 8.3 – Imperial Energy Corporation plc
2008.10.10	Rule 8.3 – British Energy Group plc
2008.10.10	Rule 8.3 – Centrica plc
2008.10.10	Rule 8.1 – HBOS plc - Replacement
2008.10.10	Rule 8.3 – BHP Billiton plc
2008.10.10	Rule 8.1 – Lloyds TSB Group plc
2008.10.13	Acquisition by Lloyds TSB and Capital Increase
2008.10.13	Rule 8.1 – Lloyds TSB Group plc
2008.10.13	Rule 8.3 – BHP Billiton plc
2008.10.13	Rule 8.3 – British Energy Group plc
2008.10.13	Rule 8.3 – Centrica plc
2008.10.13	Rule 8.3 – Imperial Energy Corporation plc
2008.10.13	Rule 8.3 – Rio Tinto plc
2008.10.14	Rule 8.1 – HBOS plc
2008.10.14	Rule 8.1 – Lloyds TSB Group plc
2008.10.14	Rule 8.1 – HBOS plc
2008.10.14	Rule 8.3 – BHP Billiton plc
2008.10.14	Rule 8.3 – Inspired Gaming Group plc
2008.10.14	Rule 8.3 – British Energy Group plc
2008.10.14	Rule 8.3 – Centrica plc

2008.10.14	Rule 8.3 – Rio Tinto plc
2008.10.15	Rule 8.1 – HBOS plc
2008.10.15	Rule 8.1 – Lloyds TSB Group plc
2008.10.15	Rule 8.1 – HBOS plc
2008.10.15	Rule 8.3 – Centrica plc
2008.10.15	Rule 8.3 – Rio Tinto plc
2008.10.15	Rule 8.3 – Inspired Gaming Group plc
2008.10.15	Rule 8.3 – BHP Billiton plc
2008.10.16	Rule 8.1 – HBOS plc
2008.10.16	Rule 8.1 – Lloyds TSB Group plc
2008.10.16	Rule 8.3 – Rio Tinto plc
2008.10.16	Rule 8.3 – BHP Billiton plc
2008.10.16	Rule 8.3 – Centrica plc
2008.10.16	Posting Update
2008.10.17	Rule 8.3 – Centrica plc
2008.10.17	Rule 8.3 – Rio Tinto plc
2008.10.20	Rule 8.1 – Lloyds TSB Group plc
2008.10.20	Rule 8.1 – HBOS plc
2008.10.20	Rule 8.3 – Rio Tinto plc
2008.10.20	Rule 8.3 – Centrica plc
2008.10.20	Rule 8.3 – Imperial Energy Corporation plc
2008.10.21	Rule 8.1 – Lloyds TSB Group plc
2008.10.21	Rule 8.1 – HBOS plc
2008.10.21	Rule 8.1 – HBOS plc
2008.10.21	Rule 8.3 – Rio Tinto plc
2008.10.22	Rule 8.1 – Lloyds TSB Group plc
2008.10.22	Rule 8.3 – BHP Billiton plc
2008.10.22	Rule 8.3 – Centrica plc
2008.10.22	Rule 8.3 – Rio Tinto plc
2008.10.22	Holding(s) in Company
2008.10.22	Holding(s) in Company
2008.10.23	Rule 8.1 – Lloyds TSB Group plc
2008.10.23	Rule 8.3 – Rio Tinto plc
2008.10.23	Rule 8.3 – BHP Billiton plc
2008.10.23	Rule 8.3 – British Energy Group plc
2008.10.23	Rule 8.3 – Imperial Energy Corporation plc
2008.10.23	Rule 8.3 – Centrica plc
2008.10.24	Rule 8.1 – HBOS plc
2008.10.24	Rule 8.3 – Imperial Energy Corporation
2008.10.24	Rule 8.3 – Centrica plc
2008.10.24	HBOS Interim Management Statement
2008.10.24	Rule 8.3 – British Energy Group plc
2008.10.24	Rule 8.3 – Rio Tinto plc
2008.10.27	Rule 8.1 – HBOS plc
2008.10.27	Rule 8.3 – BHP Billiton plc
2008.10.27	Rule 8.3 – Imperial Energy Corporation plc

2008.10.27	Rule 8.3 – British Energy Group plc
2008.10.27	Rule 8.3 – Rio Tinto plc
2008.10.28	Rule 8.1 – Lloyds TSB Group plc
2008.10.28	Rule 8.3 – Rio Tinto plc
2008.10.28	Rule 8.3 – Centrica plc
2008.10.28	Rule 8.3 – Inspired Gaming Group plc
2008.10.28	Rule 8.3 – BHP Billiton plc
2008.10.29	Publication of Final Terms
2008.10.29	Rule 8.3 – Rio Tinto plc
2008.10.29	Rule 8.3 – BHP Billiton plc
2008.10.30	Rule 8.1 – Lloyds TSB Group plc
2008.10.30	Rule 8.3 – BHP Billiton plc
2008.10.30	Rule 8.3 – Rio Tinto plc
2008.10.30	Rule 8.3 – Imperial Energy Corporation plc
2008.10.30	Rule 8.3 – Centrica plc
2008.10.31	Rule 8.1 – HBOS plc
2008.10.31	Rule 8.3 – Rio Tinto plc
2008.10.31	Total Voting Rights
2008.10.31	Rule 2.10 Announcement

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of 137,482,576 shares registered on 06.10.2008

Forms 169

Nil return

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

S Pah

pp Kenny Melville
Assistant Company Secretary

Companies House
— for the record —

RECEIVED
2008 DEC -2 A 4:51
[stamp partly illegible] CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	10	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	137,482,576		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£2.32		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) Please see enclosed CD ROM Address UK Postcode	Class of shares allotted Ordinary	Number allotted 137,482,576
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/10/2008.

** ~~A director~~ / Assistant Company secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc	
The Mound, Edinburgh, EH1 1YZ	
	Tel 0131 243 5557
DX number	DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	10	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	184,949		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	94p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

• Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 184,949
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): HBOS plc Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 31/10/08

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

END